December 20, 2019

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:	Heartland Group, Inc. (“HGI”) Form N-14 Registration Statement

Ladies and Gentlemen:

Filed herewith via EDGAR is a correspondence filing related to HGI’s Form N-14 Registration Statement (the “Registration Statement”) relating to the proposed acquisition of the ALPS | WMC Research Value Fund, a series of Financial Investors Trust (the “Target Fund”), by the Heartland Mid Cap Value Fund (the “Acquiring Fund”), a series of HGI (the “Reorganization”). The purpose of this filing is to provide an accounting survivor analysis with regard to the proposed acquisition. Capitalized terms not otherwise defined shall have the meanings set forth in the Registration Statement.

Accounting Survivor Analysis

The below analysis is based on guidance of the SEC staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. In the NAST Letter, the SEC staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund (the “Survivor”) most closely resembles. When making this determination, the following factors are typically weighed:

(1)	The identity of the Funds’ investment advisers. Heartland Advisors, Inc. (“Heartland”) is the investment adviser to the Acquiring Fund. The Target Fund has a sub-adviser that is responsible for the day-to-day management of the Target Fund, but the Acquiring Fund does not have a sub-adviser. Heartland will continue to serve as the Acquiring Fund’s investment adviser after the Reorganization, and there currently is no plan to use a sub-adviser. This factor favors the Acquiring Fund as the Survivor, since the investment advisory structure post-Reorganization is more similar to the Acquiring Fund than the Target Fund.

(2)	Comparison of portfolio composition. The combined Fund will be managed in accordance with the investment objective, policies and restrictions of the Acquiring Fund. While both Funds have substantially similar investment objectives and employ a similar value investment strategy, the Acquiring Fund invests in a limited number of mid-cap equity securities while the Target Fund holds a greater number of securities and can invest in securities issued by companies of all market capitalizations with a focus on large-cap companies. Because of these differences, HGI anticipates that the portfolio managers of the Target Fund will sell a substantial portion (approximately 66%) of the portfolio assets of the Target Fund prior to the closing of the Reorganization. Accordingly, the securities held by the Survivor will most closely resemble those of the Acquiring Fund. This factor favors the Acquiring Fund as Survivor.

Securities and Exchange Commission
Division of Investment Management
December 20, 2019

(3)	Comparison of investment objectives, policies and restrictions

Investment objective. The Target Fund’s investment objective is long-term capital appreciation. Dividend income may be a factor in portfolio selection but is secondary to the Target Fund’s principal objective. The Acquiring Fund’s investment objective is substantially the same as the Target Fund’s: long-term capital appreciation and modest current income. The Acquiring Fund does not refer to the income component as a secondary investment objective.

Principal investment strategies. Each Fund seeks to achieve a similar investment objective by using a value approach to investing in equity securities. The Acquiring Fund primarily invests in the equity securities of mid-capitalization companies, whereas the Target Fund may invest in the equity securities of companies of any market capitalization, but will emphasize large capitalization companies.

Fundamental investment restrictions. There are no material differences between the Acquiring Fund’s and the Target Fund’s fundamental investment restrictions regarding borrowing money, acting as underwriter, making loans, purchasing or selling real estate or physical commodities, issuing senior securities, concentrating in an industry and diversification, except the wording of the respective Fund’s investment restrictions are designed to align, where appropriate, to those applicable to other series of Financial Investors Trust and HGI. In addition, the Acquiring Fund has adopted a fundamental investment restriction regarding the pledging of securities, and the Target Fund has no such fundamental investment restriction.

The Survivor will adopt the investment objective, principal investment strategy and fundamental investment restrictions of the Acquiring Fund. As a result, this factor favors the Acquiring Fund as Survivor.

(4)	Comparison of expense structures and expense ratios.

The expense structure of the combined Fund will be that of the Acquiring Fund, since all of its contracts with service providers will remain in place following the Reorganization. The Acquiring Fund has a lower management fee than the Target Fund. As indicated in the Form N-14 Registration Statement under “Proposal 1 – Approval of Reorganization Agreement – Summary – The Funds’ Fees and Expenses,” assuming the Reorganization had taken place on July 1, 2018 (the first day of the twelve-month period ended June 30, 2019), the combined Fund would have, on a pro forma basis, (i) total annual fund operating expenses for each of its share classes that are lower than those of the corresponding share classes of the Target Fund prior to the Reorganization; and (ii) net annual fund operating expenses for each of its share classes that are lower than those of the corresponding share classes of the Target Fund prior to the Reorganization, after taking into account applicable contractual fee waivers and/or expense reimbursements that Heartland Advisors, Inc. has agreed to implement for a certain period of time following the closing of the Reorganization.

Securities and Exchange Commission
Division of Investment Management
December 20, 2019

After the Reorganization, the Acquiring Fund’s expense structure and expense ratios will be the ones that survive and are experienced by Acquiring Fund shareholders. As a result, this factor favors the Acquiring Fund as Survivor.

(5)	Comparison of relative asset sizes of the Funds involved in the Reorganization.

The net assets of the Target Fund ($85,499,921 as of 6/30/19) are larger than the net assets of the Acquiring Fund ($13,109,396 as of 6/30/19). While this factor does not support the Acquiring Fund as Survivor, HGI believes that this factor is of less significance than the other factors discussed above in determining that the Acquiring Fund should be the Survivor.

Conclusion: In light of the fact that the post-Reorganization investment adviser, portfolio composition, investment objective, policies and restrictions, expense structures and expense ratios will be that of the Acquiring Fund, HGI believes that the Survivor should be the Acquiring Fund

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If you have any questions or comments regarding this filing, please call the undersigned at 414-347-7777.

Respectfully submitted,

/s/ Nicole J. Best

Nicole J. Best
Treasurer and Principal Accounting Officer
Heartland Group, Inc.